INVEST IN **THE FIRING SQUAD**

Based on a true story. From Darkness to Redemption: Witness the Power of Faith in the Face of Death.



EPOCH
STUDIOS
THE
FIRING SQUAD

firingsquadfilm.com New York, NY



Highlights

1. In Theaters Nationwide August 2024*
2. Starring James Barrington, Kevin Sorbo ("God's Not Dead", "Let There Be Light"), Cuba Gooding, Jr.
3. Raising up to $5 million on Wefunder for TV, billboard, bus, radio, and social media ads.
4. Asks the question: "Would you die for Christ?"
5. Paul Lauer ("The Passion of the Christ," "Narnia") is a marketing consultant for this film
6. Our goal is for the film to open as the #1 movie at the box office nationwide in August 2024!
7. Our message to the world is clear: "God exists."
8. We aspire to provide comfort and hope to individuals confronting various life challenges.

Featured Investor

Nadia Maximova
Syndicate Lead
Follow
Invested $35,000

"I'm investing because it's one of the best faith-based movies to come out in years since 'Passion of the Christ' in 2004 and maybe 'Sound of Freedom' in 2023.

I'm also a big fan of the co-producer Epoch Times that champions freedom of speech and freedom of religion.

The story is based on the true story of Christians who faced execution by firing squad and how their joy in Christ changed everyone they met in the prison camp. It's stunning.

The audience reactions at screening are unbelievable with many accepting Christ. My prayer is the film will go out to the nations. "

Our Team

Our Team



Epoch Times / Epoch Studios Producer

As an independent media platform unafraid to confront injustice and tyranny, Epoch Studio extends The Epoch Times' mission into the world of film production, dedicated to creating and supporting faith-based and inspirational movies. Join us on a cinematic journey where stories honor both the enduring human spirit and our cherished traditional values.



Tim Chey Director

One of the top faith-based producer/directors in the U.S. of over 15 feature films, Timothy Chey, has an extraordinary number of commercially successful and critically acclaimed credits to his name.

Aiming for #1 at the Box Office this August 2024!

How many truly believe in transformation through faith? 'The Firing Squad' is a true story of redemption, turning drug dealers into devout Christians. This powerful film can change lives. This powerful film can save people.

Your investment can help it reach a wider audience. Join us as a partner in this inspiring journey, and be a part of a story that not only entertains but also inspires real change.

We invite you to Join us.









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What People Say about "The Firing Squad Movie 2024"



Please note we are only raising up to $5M through Wefunder.

INVESTMENT TERMS

After the first dollar is paid back to all investors, then 20% of the profit goes to all investors pro rata.

Earn Perks When You Invest!

Invest $100

Get exclusive behind-the-scenes content & and get updated.

Invest $500

One-Year Full Access to The Epoch Times digital platform: Stay informed anytime, anywhere, on any device with a seamless digital experience.

- Includes all previous perks.

Invest $1,500

- **Early Viewing**: Watch the full movie before its theatrical release.

- Includes all previous perks.

Invest $5,000

- **Credit Roll Mention:** See your name in the end credits of 'The Firing Squad'.

- Includes all previous perks.

Invest $10,000

- **Exclusive Screener Event**: Join us virtually or in person for a special screening.

- Includes all previous perks.

Invest $20,000

- **Film Script:** Receive a hard copy of the official film script, with a credit mention.

- Includes all previous perks.

Invest $30,000

- **Associate Producer Credit:** Earn a title credit as an Associate Producer.

- Includes all previous perks.

Invest $1 million or more

- **Executive Producer Credit:** Earn an Executive Producer credit.

- Includes all previous perks.

BASED ON TRUE EVENTS

THE FIRING SQUAD

PROSPECTUS

IN THEATERS NATIONWIDE
AUGUST 2024

QUICK SYNOPSIS

Based on the incredible true story of Christian prisoners who faced execution by firing squad in a third world country.

SHORT SYNOPSIS

Inspired by the true story of two drug dealers who came to Christ in a third world prison. They face execution by firing squad and are victorious in the end.

The film shows anyone on earth can be redeemed by Jesus and face death in a courageous way.

Their redemption leads the entire prison camp to Christ.

STORY

"WHAT DOES IS PROFIT A MAN IF HE SHALL GAIN
THE WHOLE WORLD AND LOSE HIS OWN SOUL?"
Matthew 16:26

INSPIRED BY TRUE EVENTS



STORY

We open on the prison cell of Peter Low.

"My name is Peter Low. And I will be executed in two hours."



We flashback to his extraordinary life as a drug runner into China through Indonesia. He and his friends flew in private jets and gambled in Monte Carlo.



STORY

But it would all come crashing down with his arrest in Indonesia.







Once at the prison camp, he meets Captain Tanu – the hard-bitten warden.





In prison, Pastor Lynbrook (played by Kevin Sorbo) shares the Gospel with Peter. Peter refuses to listen and walks away.



He then hatches an escape plan with another prisoner named Samuel (Cuba Gooding, Jr) and Liu Fat. They pose as the media to escape.





STORY

Peter and and his friend Morgan attempt to escape via the subway in Jakarta, but is caught and brought back to the prison camp to face the ruthless Captain Tanu.





STORY





STORY

Thrown into solitary confinement with 4 days of no food or water, the only thing that saves him is the Bible.





STORY



Peter accepts Christ in a chapel headed by Pastor Lynbrook.



STORY

Soon after becoming born-again, Peter meets a missionary named Miriam. He falls in love with her.





Meanwhile Pastor Lynbrook and Liu Fat head to the firing squad to be executed.





Peter struggles with being the next to be executed.





As his day draws near, Peter marries Miriam in an emotional ceremony.





As they are led out to be executed, Peter and Samuel sing 'Amazing Grace' with the entire prisoners joining in.



Captain Tanu is stunned.



As Tanu shouts 'FIRE', none of the guards fire.



As Eddie asks the prisoners if anyone wants to accept Jesus Christ, no one goes forward. Feeling like a failure, Eddie closes the service until.....



STORY

....he sees Captain Tanu coming forward to accept Jesus.





STORY

He stares stunned as Tanu falls to his knees. Miriam cries.



THE END

**We dedicate this film to the Christians who were
executed by firing squad in Indonesia on April 29, 2015.**

THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS

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THE FIRING SQUAD

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GOD'S NOT DEAD
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THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS


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BUDGET $[illegible]M

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RISEN

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THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



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SOUND OF
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TOP 13 HIGHEST GROSSING FAITH FILMS.
PUBLISHED MAY 10, 2017
BY FOX NEWS

**comparisons not indicative of predicted performance

THE FIRING SQUAD

WHO WE WORK WITH

WE'VE WORKED WITH AND PARTNERED WITH SOME OF THE WORLD'S LARGEST FAITH-BASED ORGANIZATIONS IN THE WORLD FOR THE PAST 22 YEARS:



















THE
FIRING SQUAD
CASE STUDY

SUCCESS OF OUR LAST FAITH-BASED FILM 'SLAMMA JAMMA'





BELIEVE AND YOU WILL SOAR
SLAMMA JAMMA

"BELIEVE AND YOU WILL SOAR"
SLAMMA JAMMA
IN THEATERS MARCH 24

'Slamma Jamma' was released in 502 theaters last March 24, 2017. It's about a basketball player who finds God in prison and wins the national slam dunk competition. Based on a true story.

Our 22 year relationship with all the major theaters allowed us to get into 502 theaters in all the major cities (LA, NYC, Chicago, Miami, San Francisco, Dallas, Atlanta, etc) without any help from the studios:

By not going with a studio right away, we were able to keep 100% of the box office take as opposed to going with a typical studio deal and getting a minimal percentage.

It is a lot of work. You have to replicate the studio advertising which we did with only $1.3 million in P&A to work with. Yet we pulled it off successfully - all thanks to God.

THE
FIRING SQUAD
CASE STUDY

PR

We Hired Over 20 Local and National Publicists Who Helped Us with TV Interviews in Almost All the Major Cities:













SLAMMA JAMMA
SLAMMAJAMMAMOVIE.COM

SLAMMA JAMMA
SLAMMA JAMMA IN THEATERS MARCH 24TH

STAR OF "SLAMMA JAMMA" IN THEATERS MARCH 24TH
"SLAMMA JAMMA" star Porter Maberry shares movie details with G...
Can faith and determination help reconcile the past and bring hope to the future? That's the question asked of Michael Diggs played by viral slam

Stephen A. Smith Endorsement of 'Slamma Jam...
Stephen A. Smith Endorsement of 'Slamma Jamma' movie

THE

FIRING SQUAD

CASE STUDY

BILLBOARDS WERE TAKEN OUT IN MANY OF THE MAJOR CITIES:

LOS ANGELES


SLAMMA JAMMA

NASHVILLE


SLAMMA JAMMA

HOUSTON


"BELIEVE AND YOU WILL SOAR"
SLAMMA JAMMA

DALLAS


SLAMMA JAMMA

CHICAGO


"BELIEVE AND YOU WILL SOAR"
SLAMMA JAMMA

SAN DIEGO



ATLANTA



OAKLAND


SLAMMA JAMMA

THE
FIRING SQUAD

CASE STUDY

SUBWAYS, NEWSPAPERS, AND EVEN A LIVE HALF-TIME SHOW AT THE LA CLIPPERS:


"BELIEVE AND YOU


SLAMMA
JAMMA


SLAMMA JAMMA


"BELIEVE AND YOU WILL SOAR"
JAMMA



THE
FIRING SQUAD

CASE STUDY

Theater Displays in Most of the 502 Theaters:







We Ran a National 30 Second Commercial for the 2017 NBA All-Star Game:

We Even Sponsored the Super Bowl Show for BET TV:

THE FIRING SQUAD

CASE STUDY

SUCCESSFUL FILM LAUNCH

According to Box Office Mojo we were #11 in the nation:

NEXT STEPS

PLEASE CONTACT US IF YOU HAVE ANY QUESTIONS: 424 360 9306

RIVERRAIN PRODUCTIONS

1999 Avenue of the Stars
Century City, CA 90067
Tel: 424 388 0058
Fax: 424 388 2231

EPOCH STUDIOS

Epoch Studios
229 W 28 ST. #500
New York, NY 10001

*The goal is to release in August, but the date may be subject to change. At this moment in time, we are 100% committed to release it in August 2024.